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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chordiant Software, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

170404107 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.170404107                                                                                                                                 Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Tumminaro

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,325,626 [1] 7. Sole Dispositive Power 8. Shared Dispositive Power 2,325,626 [1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,626 [1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 170404107                                                                                                                                 Page 3 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carol L. Realini

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 2,325,626 [1] 7. Sole Dispositive Power 8. Shared Dispositive Power 2,325,626 [1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,626 [1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 170404107	Page 4 of 5

Item 1.

(a)	Name of Issuer

Chordiant Software, Inc.

(b)	Address of Issuer’s Principal Executive Offices

20400 Stevens Creek Boulevard, Suite #400

Cupertino, CA 95014

Item 2.

(a)	Name of Person Filing

Carol L. Realini

Joseph Tumminaro

(b)	Address of Principal Business Office or, if none, Residence

1495 Homestake Drive

Aspen, CO 81611

(c)	Citizenship

Carol L. Realini: USA

Joseph Tumminaro: USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

170404107

Item 3.     Not Applicable.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Carol L. Realini: 2,325,6261

Joseph Tumminaro: 2,325,6261

(b)	Percent of Class:

Carol L. Realini: 4.2%

Joseph Tumminaro: 4.2%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote:

Carol L. Realini: 2,325,6261

Joseph Tumminaro: 2,325,6261

(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of:

Carol L. Realini: 2,325,6261

Joseph Tumminaro: 2,325,6261

1 Carol L. Realini and Joseph Tumminaro jointly hold 2,325,626 shares in the Tumminaro Family Trust UAD 10/13/93.

CUSIP No. 170404107	Page 5 of 5

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of a Group

Not Applicable.

Item 10.    Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2003

Date

/s/ Carol L. Realini

Signature

Carol L. Realini

Name/Title

/s/ Joseph Tumminaro

Signature

Joseph Tumminaro

Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)